AMENDMENT TO THE AMENDED AND RESTATED BYLAWS
				OF
		CREDIT SUISSE ASSET MANAGEMENT INCOME FUND, INC.

      Pursuant to a resolution duly adopted by the directors of Credit Suisse Asset Management Income Fund, Inc. (the "Fund") at a meeting of the Board of Directors of the Fund duly held on February 12, 2013,
Article I Section 2 of the Fund's Amended and Restated Bylaws was amended by revising the following paragraph.

	Section 2. Annual Meeting. The annual meeting of the Stockholders of the Company shall be held at such place as the Board of Directors shall select on such date as may be fixed by the Board of Directors each year, at which time the Stockholders shall elect Directors by a plurality of votes cast, and transact such other business as may properly come before the meeting. Any business of the Company may be transacted at the annual meeting without being specially designated in the notice of meeting except as otherwise provided by statute, by the Company's charter or by these Bylaws.

Dated: February 12, 2013